UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                           Trico Marine Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    896106200
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

CUSIP No. 896106200                   13G                   Page 2 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 3 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 4 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            STAR L.P. (a statistical arbitrage strategy)
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,230 shares of Common Stock
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,230 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,230 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.01%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 5 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,230 shares of Common Stock
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,230 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,230 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.01%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 6 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,230 shares of Common Stock
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,230 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,230 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.01%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 7 of 11 Pages


This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on May 22, 2008, as amended by Amendment No. 1 filed on February 10, 2009 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.01 per share (the "Common Stock") of Trico Marine Services, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

       HIGHBRIDGE INTERNATIONAL LLC
       c/o Harmonic Fund Services
       The Cayman Corporate Centre, 4th Floor
       27 Hospital Road
       Grand Cayman, Cayman Islands, British West Indies
       Citizenship:  Cayman Islands, British West Indies

       HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.
       c/o Harmonic Fund Services
       The Cayman Corporate Centre, 4th Floor
       27 Hospital Road
       Grand Cayman, Cayman Islands, British West Indies
       Citizenship:  Cayman Islands, British West Indies

       STAR, L.P. (A STATISTICAL ARBITRAGE STRATEGY)
       c/o Harmonic Fund Services
       The Cayman Corporate Centre, 4th Floor
       27 Hospital Road
       Grand Cayman, Cayman Islands, British West Indies
       Citizenship:  Cayman Islands, British West Indies

       HIGHBRIDGE CAPITAL MANAGEMENT, LLC
       40 West 57th Street, 33rd Floor
       New York, New York  10019
       Citizenship:  State of Delaware

       GLENN DUBIN
       c/o Highbridge Capital Management, LLC
       40 West 57th Street, 33rd Floor
       New York, New York 10019
       Citizenship:  United States


Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  Amount beneficially owned:

       As of December 31, 2009, (i) Highbridge International LLC no longer beneficially owned any shares of Common Stock, (ii) Highbridge Convertible

CUSIP No. 896106200                   13G                   Page 8 of 11 Pages


Arbitrage Master Fund, L.P. no longer beneficially owned any shares of Common Stock, (iii) STAR, L.P. (a statistical arbitrage strategy) beneficially owned 2,230 shares of Common Stock and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed the beneficial owner of the 2,230 shares of Common Stock beneficially owned by STAR, L.P. (a statistical arbitrage strategy).

       Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy). Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by STAR, L.P. (a statistical arbitrage strategy).

       (b)  Percent of class:

       The Company's quarterly report for the quarterly period ended September 30, 2009 filed on Form 10-Q on November 9, 2009, indicates that as of November 6, 2009, there were 19,446,737 shares of Common Stock outstanding. Therefore, as of December 31, 20009, based on the Company's outstanding shares of Common Stock
(i) Highbridge International LLC no longer beneficially owned any shares of Common Stock of the Company, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. no longer beneficially owned any shares of Common Stock of the Company,
(iii) STAR, L.P. (a statistical arbitrage strategy) beneficially owned 0.01% of the outstanding shares of Common Stock of the Company and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed to beneficially own 0.01% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

       (c)  Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  0

            (ii)  Shared power to vote or to direct the vote

                  See Item 4(a)

            (iii) Sole power to dispose or to direct the disposition of

                  0

            (iv) Shared power to dispose or to direct the disposition of

                  See Item 4(a)


Item 5.     Ownership of Five Percent or Less of a Class

CUSIP No. 896106200                   13G                   Page 9 of 11 Pages


       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 3, 2010, by and among Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., STAR, L.P. (a statistical arbitrage strategy), Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 896106200                   13G                   Page 10 of 11 Pages


                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 3, 2010


HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
    -----------------------------        By: /s/ John Oliva
Name: John Oliva                             -----------------------------
Title: Managing Director                 Name: John Oliva
                                         Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE         STAR, L.P. (a statistical arbitrage
MASTER FUND, L.P.                        strategy)

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager


By: /s/ John Oliva                       By: /s/ John Oliva
    -----------------------------            -----------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director



/s/ Glenn Dubin
--------------------------
GLENN DUBIN

CUSIP No. 896106200                   13G                   Page 11 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of Trico Marine Services, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 3, 2010


HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
    -----------------------------        By: /s/ John Oliva
Name: John Oliva                             -----------------------------
Title: Managing Director                 Name: John Oliva
                                         Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE         STAR, L.P. (a statistical arbitrage
MASTER FUND, L.P.                        strategy)

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager


By: /s/ John Oliva                       By: /s/ John Oliva
    -----------------------------            -----------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director



/s/ Glenn Dubin
--------------------------
GLENN DUBIN